Exhibit 4.3
DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED
PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Amkor Technology, Inc. (“we,” “our,” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.
The general terms and provisions of our authorized common stock are summarized below. This summary does not purport to be complete and is subject to and is qualified in its entirety by the provisions of our Certificate of Incorporation, as amended (our “Charter”), and our Restated Bylaws (our “Bylaws”), each of which is filed as an exhibit to the Annual Report on Form 10‑K of which this Exhibit 4.3 is a part, as well as the General Corporation Law of the State of Delaware (the “DGCL”). We encourage you to read our Charter and Bylaws and the applicable provisions of the DGCL for additional information.
Authorized Shares of Capital Stock
Pursuant to our Charter, we are authorized to issue 500,000,000 shares of common stock, par value $0.001 per share.
Pursuant to our Charter, we are also authorized to issue 10,000,000 shares of preferred stock, par value $0.001 per share. Our board of directors is authorized to establish one or more series of preferred stock and to fix the designations, powers, preferences, and rights, and the qualifications, limitations or restrictions of such series, including, without limitation, dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by our stockholders, subject to limitations prescribed by applicable law and the Nasdaq Global Select Market. As of the date of the Annual Report on Form 10-K of which this Exhibit is a part, no shares of preferred stock are outstanding. The rights of the holders of our common stock would be subject to the rights of holders of any preferred stock issued in the future.
Voting Rights
Holders of our common stock are entitled to one vote per share on all matters to be voted on by our stockholders. Holders of our common stock do not have cumulative voting rights.
Dividend Rights
Holders of our common stock are entitled to receive such dividends as may be declared from time to time by our board of directors out of legally available funds, subject to the terms of any existing or future agreements of the Company and the prior rights of any holders of preferred stock then outstanding.
Liquidation Rights
In the event of the liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of any preferred stock then outstanding.
Composition of the Board of Directors; Election of Directors; Vacancies
Our board of directors consists of one or more members, and the number of directors is determined from time to time by the board of directors. Our board of directors is not classified. The directors are elected by our stockholders at each annual meeting, and each director holds office until his or her successor is elected and qualified or until such director’s earlier resignation or removal. Any newly created directorship or any vacancy occurring in the board of directors for any cause may be filled by a majority of the remaining members of the board of directors, although such majority is less than a quorum, or by a sole remaining director, or by a plurality of the votes cast at a meeting of stockholders, and each director so elected will hold office until the expiration of the term of office of the director whom he or she has replaced or until his or her successor is elected and qualified.

Other Matters
All issued and outstanding shares of our common stock are fully paid and nonassessable. The holders of our common stock have no preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to our common stock. There are no restrictions on transfer of our common stock, except as required by law.
Listing
Our common stock is traded on the Nasdaq Global Select Market under the trading symbol “AMKR.”
Certain Anti-Takeover Effects
Certain provisions of the DGCL and our Charter and Bylaws could have certain anti-takeover effects and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests.
Additional Authorized Shares of Capital Stock
The additional shares of our authorized common stock and the authorized preferred stock available for issuance under our Charter may be issued without stockholder approval, subject to the requirements prescribed by applicable law and the Nasdaq Global Select Market, and may be issued at such times, under such circumstances, and with such terms and conditions as to impede a change in control.
Advance Notice Requirements
Our Bylaws establish an advance notice procedure for stockholders seeking to nominate candidates for election to the board of directors or for proposing matters which can be acted upon at stockholders’ meetings.
No Cumulative Voting
Our Charter and Bylaws do not provide for cumulative voting.
Delaware Business Combination Statute
As a Delaware corporation, we are subject to Section 203 of the DGCL. In general, Section 203 of the DGCL provides that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that such stockholder became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers, and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to such time, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who or which (i) beneficially owns 15% or more of the outstanding voting stock of the corporation, or (ii) any person affiliated or associated with or controlling or controlled by the corporation that was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date of determination if such person is an interested stockholder, and the affiliates and associates of such person.